UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

System1, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Cannae Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,450,559 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,450,559 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,450,559 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) See Item 5.

(2) Due to a typographical error, the number of shares in rows 8, 10, and 11 was reported as 26,453,256 in the prior Schedule 13D/A filed on April 21, 2022. This number should have been 26,453,226.

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Cannae Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,450,559 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,450,559 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,450,559 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

(2) Due to a typographical error, the number of shares in rows 8, 10, and 11 was reported as 26,453,256 in the prior Schedule 13D/A filed on April 21, 2022. This number should have been 26,453,226.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. (“CHI”) and Cannae Holdings, LLC (“CHL”) (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 7, 2022, and amended on April 21, 2022 (“Amendment No. 1” and as amended thereafter from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

From April 22, 2022 to May 23, 2022, CHL sold an aggregate of 1,002,667 shares of Class A common stock in open market transactions. For more information, see Schedule B hereto, which is incorporated herein by reference.

The information set forth or incorporated by reference in Item 5 of this Amendment No. 2 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

Information as of May 23, 2022 with respect to the Schedule A Persons is set forth on Schedule A hereto and is incorporated herein by reference.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 2, as of the date of this Amendment No. 2, are incorporated herein by reference.

The calculation in this Amendment No. 2 of the percentage of Class A common stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 90,566,172 shares of Class A common stock outstanding as of May 17, 2022, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on May 19, 2022.

(a)-(b) As of the date of this Amendment No. 2, the Reporting Persons beneficially owned an aggregate of 25,450,559 shares of Class A common stock directly held by CHL, which represents approximately 28.1% of the outstanding Class A common stock.

None of the Reporting Persons beneficially own any of the 22,077,319 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) outstanding as of March 31, 2022 (such outstanding shares based on information provided by the Issuer in its Form 10-Q filed with the SEC on May 19, 2022). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer stockholders. Accordingly, the shares of Class A common stock beneficially owned by the Reporting Persons had a total voting power of 22.6%.

By virtue of the Shareholders Agreement, CHL, Trasimene, BGPT, Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The members of the Group are each filing separate Schedules 13Ds to report the shares of Class A common stock that they may be deemed to beneficially own. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) Except as set forth on Schedule A and Schedule B of this Amendment No. 2, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any Schedule A Persons, has engaged in any transaction in any shares of Class A common stock since the filing of Amendment No. 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022	CANNAE HOLDINGS, INC.

	By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

	By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1) (2)
William P. Foley II, Director and Chairman of the Board*	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(3)	6,606,698 (4) (5)	7.3%

David Aung, Director	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Suite 600 San José, CA 95112

Hugh R. Harris, Director	Director of Cannae Holdings, Inc.	(3)

C. Malcolm Holland, Director	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Drive Suite 400 Dallas TX 75225

Mark D. Linehan, Director	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	50,000 (6)	Less than 0.1%

Frank R. Martire, Jr., Director*	Executive Chairman of NCR Corporation	220 Fifth Avenue, 17th Floor, New York, NY 10001	4,457,279 (7)(8)	4.9%

Richard N. Massey, Director and Chief Executive Officer	Chief Executive Officer of Cannae Holdings, Inc.	(3)

Erika Meinhardt, Director	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville FL 32204

Barry B. Moullet, Director	Principal of BBM Executive Insights, LLC	4017 South Atlantic Avenue Suite 705 Smyrna Beach FL 32169

James B. Stallings, Jr., Director	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Road Jacksonville FL 32256	25,000	Less than 0.1%

Frank P. Willey, Director	Partner at Hennelly & Grossfeld, LLP	4630 Admiralty Way #805, Marina Del Ray CA 90292

David W. Ducommun, President	President of Cannae Holdings, Inc.	(3)

Bryan D. Coy, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(3)

Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(3)

* Additional information regarding the beneficial ownership and certain other details of Mr. Foley and Mr. Martire, Jr. are included on separate Schedule 13Ds filed by each of them.

(1) Based on (i) 90,566,172 shares of Class A common stock outstanding as of May 17, 2022 (as reported by the Issuer in its Form 10-Q filed with the SEC on May 19, 2022) plus (ii) the number of shares of Class A common stock issuable to such Schedule A Person upon the exercise of Warrants owned by such Schedule A Person, if any.

(2) Certain of the Schedule A Persons hold warrants (the “Warrants”), each exercisable to purchase one share of Class A common stock for $11.50 per share. The terms of the Warrants are set forth in the Warrant Agreement, dated June 19, 2020, between Trebia and Continental Stock Transfer & Trust Company, filed with the SEC on June 22, 2020 as Exhibit 4.1 to Trebia’s Current Report on Form 8-K.

(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

(4) Reflects 6,601,898 shares of Class A common stock directly held by Trasimene and 4,800 shares of Class A common stock directly held by Mr. Foley. Mr. Foley is the managing member of Trasimene Trebia, LLC, the general partner of Trasimene, and therefore may be deemed to beneficially own the 6,601,898 shares of Class A common stock and ultimately exercises voting and dispositive power over, such shares held by Trasimene.

(5) On May 10, 2022, Mr. Foley received an award of restricted stock units pursuant to the Issuer’s 2022 Incentive Award Plan. Each restricted stock unit represents a contingent right to receive one share of Class A common stock. Pursuant to the terms of the award agreement, 4,800 of the restricted stock units vested on the date of grant, and the remaining aggregate 19,200 restricted stock units will vest ratably on each of July 28, 2022, October 28, 2022, January 28, 2023 and April 28, 2023.

(6) Includes 25,000 shares of Class A common stock and 25,000 shares of Class A common stock issuable upon the exercise of 25,000 Warrants.

(7) Reflects 4,450,879 shares of Class A common stock directly held by BGPT and 6,400 shares of Class A common stock directly held by Mr. Martire, Jr. Mr. Martire Jr. and Mr. Frank Martire, III are the managing members of Bridgeport Partners GP LLC, the general partner of BGPT, and therefore may be deemed to beneficially own the 4,450,879 shares of Class A common stock and ultimately exercises voting and dispositive power over, such shares held by BGPT.

(8) On May 10, 2022, Mr. Martire, Jr. received an award of restricted stock units pursuant to the Issuer’s 2022 Incentive Award Plan. Each restricted stock unit represents a contingent right to receive one share of Class A common stock. Pursuant to the terms of the award agreement, 6,400 of the restricted stock units vested on the date of grant, and the remaining aggregate 25,600 restricted stock units will vest ratably on each of July 28, 2022, October 28, 2022, January 28, 2023 and April 28, 2023.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)

David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)

William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)

Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)

Spencer R. Jaffe	Vice President, Corporate Finance, Cannae Holdings, LLC	(2)

Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1) Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of the Schedule 13D.

(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

(3) See table for “Cannae Holdings, Inc.” in this Schedule A.

SCHEDULE B

Transactions in shares of Class A common stock since the filing of Amendment No. 1, all of which were open market sales by Cannae Holdings, LLC, are as follows:

Date	Number of shares of Class A common stock sold	Weighted average price per share of Class A common stock	Price range per share of Class A common stock
			Low	High
April 22, 2022	50,929	$14.0194	$14.0000	$14.1700
April 27, 2022	150,000	$13.8200	$13.4500	$14.0500
April 28, 2022	40,000	$14.4293	$14.3000	$14.5350
April 29, 2022	335,491	$12.8502	$12.5000	$13.4450
April 29, 2022	14,509	$13.6030	$13.5550	$13.6250
May 2, 2022	84,637	$12.7942	$12.7500	$12.8200
May 3, 2022	28,255	$12.5777	$12.5000	$12.7650
May, 17, 2022	50,000	$11.0411	$11.0000	$11.1800
May 18, 2022	10,602	$11.3165	$11.2500	$11.4300
May 19, 2022	22,079	$11.0076	$11.0000	$11.0550
May 20, 2022	200,000	$10.5500	$10.5500	$10.6700
May 23, 2022	16,165	$10.6444	$10.5500	$10.7600

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, the number of shares sold at each separate price within the price ranges set forth on the table above.